April 21, 2011
Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Ensco plc Amendment No. 1 to Registration Statement on Form S-4 Filed April 5, 2011 File No. 333-172587
Dear Mr. Schwall:
On behalf of our client, Ensco plc (“Ensco”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of April 20, 2011 relating to the above referenced Amendment No. 1 (“Amendment No. 1”) to Form S-4 (the “Form S-4”) in connection with Ensco’s proposed merger with Pride International, Inc. (“Pride”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Ensco or Pride, as applicable, to that particular comment. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to the Form S-4, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 2 marked to show changes from the Form S-4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.
Form S-4
The Merger, page 48
Background of the Merger, page 48
Comment No. 1
We note your response to comment 5 from our letter dated March 31, 2011, and reissue such comment. Please tell us why you do not believe that the referenced Deutsche Bank materials are materially related to the proposed merger transaction with Pride. In that regard, we note the following:
•	After the Deutsche Bank presentation at the November 2, 2010 Ensco board meeting, the Ensco board authorized management to pursue initial discussions and actions relating to a potential combination with Pride.

•	Following the Deutsche Bank presentation at the December 30, 2010 special meeting of the Ensco board, the board authorized Mr. Rabun to submit an expression of interest letter of intent and summary of proposed terms to Pride.
In addition, please provide us with copies of the Deutsche Bank materials from the November 2, 2010 and December 30, 2010 Ensco board meetings.
Response to Comment No. 1
The Deutsche Bank materials referenced in Amendment No. 1 are not, in our view, materially related to the proposed merger transaction with Pride because of their preliminary and hypothetical nature. Deutsche Bank’s analysis of the proposed merger transaction was presented to the Ensco board on February 5, 2011 and summarized in the registration statement. In addition, none of the preliminary materials were provided to Pride or its representatives during the negotiations of the proposed merger transaction. Accordingly, we have deleted all references to such materials in Amendment No. 2 as they are not necessary for shareholder understanding of the background of the merger and no further discussion of the preliminary Deutsche Bank materials should be required pursuant to Item 4(b) of Form S-4 because they are no longer referred to in the prospectus.
Recommendation of the Pride Board of Directors and Its Reasons for the Merger, page 66
Comment No. 2
We note your response to comment 11 from our letter dated March 31, 2011, including your cross reference at page 62 to the disclosure beginning at page 66 for a discussion of the factors considered by the Pride board in determining to pursue a merger with Ensco. Please expand your disclosure regarding why Pride determined not to pursue any of the other potential transactions with Seadrill, Company A, Company B, or Company C, including how the factors you identify (e.g., Seadrill’s business, assets, prospects, etc. and the analyses regarding and discussions with the three unidentified potential transaction partners) were taken into account in choosing to accept the merger with Ensco and reject all other alternative strategic options.
Response to Comment No. 2
In response to the Staff’s comment, based on information provided by Pride, we have revised the disclosures on pages 62 and 67-68 of Amendment No. 2.
Opinion of Deutsch Bank Securities Inc. page 70
Comment No. 3
We note your response to comment 13 from our letter dated March 31, 2011, as well as your revised disclosures at pages 78 and 84. We also note that the revised disclosure at page 78 states that Deutsche Bank does not assume any responsibility if future results or actual values are materially different from the forecasts and assumptions, and we note your similar statement at page 84 regarding Goldman Sachs. If you retain such statements in your next amendment, please tell us why such statements are appropriate, as they appear to disclaim responsibility for more than just the forecasts and assumptions provided by Ensco and Pride.
Response to Comment No. 3
In response to the Staff’s comment, we have removed the statements.

Comment No. 4
We note your response to comment 14 from our letter dated March 31, 2011, and your revised disclosure regarding Deutsche Bank’s role as a joint book-running manager on the $2.5 billion senior notes offerings conducted by Ensco in March 2011. Please revise your filing to quantify the compensation received by Deutsche Bank from Ensco in connection with such transaction.
Response to Comment No. 4
In response to the Staff’s comment, we have revised the disclosure on page 79 of Amendment No. 2.
Ensco Prospective Financial Information, page 85
Comment No. 5
We note the statements at pages 85 and 87 that none of Pride, Ensco, or their respective affiliates assumes any responsibility for the accuracy of the prospective financial information provided in the filing. If you retain such statements in your next amendment, please tell us why you believe that they are appropriate. In that regard, it does not appear to be appropriate to disclaim responsibility for information provided in your filing.
Response to Comment No. 5
In response to the Staff’s comment, we have removed the statements.
Pride Prospective Financial Information, page 86
Comment No. 6
We note your response to comment 15 in our letter dated March 31, 2011, and reissue such comment in part. To enhance investor understanding of the fairness opinion, please disclose the material assumptions used in the preparation of the projections for Ensco and Pride that were prepared by Pride. Similarly, please disclose the material assumptions used in the preparation of the Ensco prospective financial information disclosed at page 86.
Response to Comment No. 6
In response to the Staff’s comment, we have revised the disclosures on pages 87 and 89 of Amendment No. 2.
* * *
If you have any questions or comments, please contact Roger Bivans of Baker & McKenzie LLP, counsel for Ensco, by telephone at (214) 978-3095 or by facsimile at (214) 965-5955 or Alan Harvey of Baker & McKenzie LLP by telephone at (214) 978-3047 or by facsimile at (214) 978-3099.

Very truly yours,
/s/ Roger W. Bivans
Roger W. Bivans
Enclosure

cc:	Cary A. Moomjian, Jr., Vice President, General Counsel and Secretary, Ensco plc
Brady K. Long, General Counsel, Pride International, Inc.
J. David Kirkland, Jr. and Tull Florey, Baker Botts L.L.P.
David A. Katz, Wachtell, Lipton, Rosen & Katz
Helen Bradley, Baker & McKenzie LLP